SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

503459109
(CUSIP Number)

May 24, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 503459109	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,837,137
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,837,137
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,837,137
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.3%
12.	Type of Reporting Person (see instructions) PN

CUSIP No. 503459109	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,837,137
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,837,137
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,837,137
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.3%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 503459109	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,468,361
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,468,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,468,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9%
12.	Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer: La Jolla Pharmaceutical Company, a Delaware corporation (the “Issuer” or “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 4365 Executive Drive, Suite 300 San Diego, CA 92121

Item 2(a).
Name of Person Filing:
This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 4401 Eastgate Mall San Diego, CA 92121

Item 2(c).	Citizenship: Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 503459109

Item 3.	Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 8,837,137 shares of Common Stock.  Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin C. Tang.

Tang Capital Management.  Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 8,837,137 shares held by Tang Capital Partners.  Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang. Kevin C. Tang may be deemed to beneficially own 9,468,361 shares of the Issuer’s Common Stock, comprising:

•      8,837,137 shares beneficially owned by Tang Capital Partners, for which Tang Capital Management, of which Mr. Tang is manager, serves as general partner.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

•      631,224 shares beneficially owned by The Haeyoung and Kevin Tang Foundation, Inc., a not-for-profit corporation incorporated in the state of Delaware (“The Tang Foundation”), of which Mr. Tang is President and Treasurer.  Mr. Tang shares voting and dispositive power over such shares with The Tang Foundation and Haeyoung K. Tang.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 94,693,083 shares of Common Stock outstanding as of May 26, 2010 (65,722,648 shares outstanding as of May 3, 2010, as reported by the Company on the Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 21, 2010, plus 28,970,435 shares of Common Stock issued pursuant to that certain Securities Purchase Agreement dated May 24, 2010, by and among the Company and the purchasers named therein).

In addition to the shares referenced above, (a) Tang Capital Partners holds the following securities convertible directly or indirectly into shares of Common Stock: (i) 2,149.9 shares of Series C-1 Preferred Stock of the Company, par value $0.01 per share (the “Series C-1 Preferred”), (ii) 4,200 shares of Series C-2 Preferred Stock of the Company, par value $0.01 per share (the “Series C-2 Preferred”), issuable upon the exercise of an outstanding warrant (the “Tang Capital Partners Series C-2 Warrant”), (iii) 2,100 shares of Series D-1 Preferred Stock of the Company, par value $0.01 per share (the “Series D-1 Preferred”), issuable upon the exercise of an outstanding warrant, and (iv) 4,200 shares of Series D-2 Preferred Stock of the Company, par value $0.01 per share (the “Series D-2 Preferred” and, together with the Series C-1 Preferred, Series C-2 Preferred and Series D-1 Preferred, the “Preferred Stock”), issuable upon the exercise of one or more warrants issuable upon exercise of the Tang Capital Partners Series C-2 Warrant, and (b) The Tang Foundation holds the following securities convertible directly or indirectly into shares of Common Stock: (i) 150 shares of Series C-1 Preferred, (ii) 300 shares of Series C-2 Preferred issuable upon the exercise of an outstanding warrant (the “Tang Foundation Series C-2 Warrant”), (iii) 150 shares of Series D-1 Preferred issuable upon the exercise of an outstanding warrant, and (iv) 300 shares of Series D-2 Preferred issuable upon the exercise of one or more warrants issuable upon exercise of the Tang Foundation Series C-2 Warrant. The Preferred Stock is convertible into Common Stock, subject to certain conditions set forth in its certificate of designations, including the limitation of conversion set forth in the next paragraph.

Neither Tang Capital Partners nor The Tang Foundation may convert shares of Preferred Stock to the extent such conversion would result in either Tang Capital Partners or The Tang Foundation, or any of their respective affiliates, as applicable, together beneficially owning more than 9.999% of the Company’s then issued and outstanding shares of Common Stock.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, The Tang Foundation or any other person that is the beneficial owner of any of the Common Stock underlying any of the foregoing warrants or Preferred Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

(b)	Percent of Class:

	Tang Capital Partners	9.3%
	Tang Capital Management	9.3%
	Kevin C. Tang	9.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

(ii)	Shared power to vote or to direct the vote:

	Tang Capital Partners	8,837,137 shares
	Tang Capital Management	8,837,137 shares
	Kevin C. Tang	9,468,361 shares

(iii)	Sole power to dispose or to direct the disposition of:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

	Tang Capital Partners	8,837,137 shares
	Tang Capital Management	8,837,137 shares
	Kevin C. Tang	9,468,361 shares

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2010
Date

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang